Exhibit 2

Osmium Partners Issues Letter to Diversicare Board Urging a Substantial Increase in Dividends

•	Osmium believes that fair value for Diversicare (DVCR) shares is $17-25 per share vs. $9.40 market price.
•	Since 2012, Diversicare has increased revenue from $200 million to nearly $600 million in 2017 while EBITDA has increased by a factor of 4.5x.
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Over the last three years, Diversicare has achieved 20% annualized revenue growth with 33% annualized EBITDA growth yet Diversicare’s total annualized shareholder return is -3% and Diversicare’s common stock trades at approximately 6x EV/2017 FFO (funds from operations) and just 0.29x EV/sales.

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Osmium believes Diversicare should increase its dividend from $0.22 to $1.00 per share (an incremental cost of $5 million per year). With a total of nearly $4.00 a share in 2017 in funds from operations, the company would still have sufficient liquidity to execute the continued growth strategy.

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Diversicare is in an unusual situation with a mix of strong growth metrics combined with a low valuation. The lack of analyst coverage and aggressive reinvestment into the core business, combined with low trading volumes that discourage investment currently explain why Diversicare trades at a deep discount.

Dear Diversicare board members,

Osmium Partners, LLC has been a Diversicare stockholder since 2012 and we currently own 9.9% of Diversicare’s common stock. As you are aware, Diversicare’s operating results have been strong with revenue increasing by 165% and EBITDA increasing by nearly 450% since 2012 while the share price has remained unchanged. We believe that fair value for Diversicare’s common stock is between $17 and $25 per share. Despite the high costs of being a public company, including board fees, legal, accounting and audit expenses and management time and effort for presentations, earnings calls, and regulatory filings, Diversicare currently enjoys none of the benefits of being a public company. For example, Diversicare has not had sell side analyst coverage for several years, has had low daily average trading volumes of its stock of $54,000 making it an unattractive investment, has had bid and offer prices for its stock range as much as 5-7%, and most importantly, the business trades for less than 50% of our assessment of fair value. Given this significant gap between the current stock valuation and our estimated fair value we strongly encourage the board to increase the quarterly dividend to $0.25 per share. We believe that with the 10-year treasury yielding 2.2%, Diversicare shares would likely trade at a 5% yield with a 40% pay out based on our assessment of steady state free cash flow. As more fully described in this letter, we believe that increasing the annual dividend to $1.00 per share is the best course of action to not only close the wide valuation gap, but also to attain the benefits of being a publicly traded company with analyst coverage and improved liquidity. Diversicare has a very bright future and it is time to transition from effectively a private company in a public shell to a public company in public shell.

Point 1: In our opinion Diversicare is worth $17-25 per share

Levin & Associates Senior Care Acquisitions Report (Feb 2017)1:

“Prices have risen to new heights in skilled nursing, nearly surpassing $100,000 per bed at $99,200 per bed….skilled nursing has grown more and more enticing to investors, despite its many risks. With cap rates remaining relatively high, a buyer can achieve an unlevered cash on cash return of between 12-13%....When a typical 65-75% debt ratio is applied, and with debt costs so low, the levered return can be above 20%.”

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1https://seniorcare.levinassociates.com/2017/02/16/skilled–nursing–cap–rates–record/

Sum-of-the-Parts (SOTP) Analysis:

Osmium believes the average value of an owned bed is between $80K-110K and the average value of a leased bed is between $10K and $15K, the main difference being lease expense. Diversicare owns 1,600 beds and leases 6,950 beds. We reach a sum-of-the-parts valuation for Diversicare between $17 and $30 per share.

Exhibit 1: Diversicare Sum-of-the-Parts Analysis

DVCR SOTP Analysis	Low	High
Leased Value	10,000	15,000
Leased Beds	6,950	6,950
Total Leased Value	69,500,000	104,250,000

Owned Value	80,000	110,000
Owned Beds	1,600	1,600
Total Owned Value	128,000,000	176,000,000

Combined Value	197,500,000	280,250,000
Debt	88,000,000	88,000,000
Net	109,500,000	192,250,000
Shares	6,458,836	6,458,836
Value per share	$16.95	$29.77

*In July 2017, DVCR acquired a facility with 103 beds in Selma, AL for 8.75M or $85,000 per bed.
**Conservative range of $80-110K+ per bed, especially given some of the highest CMS Quality Measure ratings. (Legacy Centers average 4/5 Stars in CMS Quality Measures.)
*** 35% of DVCR Leased Beds are in Texas and Kentucky where average leased beds are typically valued in the $20-25K range.2

Funds from Operations (FFO) Analysis:
Osmium believes Funds from Operations should range between $22-26 million in 2017 and $25-30 million in 2018 with continued efficiencies from Golden Living facilities and recent accretive acquisition of Selma, AL facility. We chose the midpoint of 8-9x EV/FFO to reach a valuation of approximately $18 per share in 2017 and $23 per share in 2018.

Exhibit 2: Diversicare Funds from Operations Analysis

DVCR FFO Analysis (mm)	2017	2018
Funds from Operations	24.0	28.0
8.5x FFO	204.0	238.0
Debt	88.0	88.0
Net	116.0	150.0
Shares	6.5	6.5
Price per share	$17.96	$23.22

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2https://www.healthcaretransactions.com/sale–price–skilled–nursing–facility–bed–rights/

Point 2: Discounted Cash Flow Model
In a Discounted Cash Flow Model, Diversicare is worth $17-$21 per share. We are assuming 2% revenue growth, 4-5% EBITDA margins, $8-10M in capital expenditures and working capital changes, 10% discount rate, and a terminal multiple of 8-9x.

Point 3: Simple Debt Pay Down Would Yield Substantial Equity Returns
Simply paying down debt over 4-5 years, while holding an 8-9x EV/FFO multiple, would yield a +28.4% annualized 5 year return or $33 share from the current share price. This requires zero FFO growth.

Exhibit 3: Diversicare Steady State Debt Pay down

Steady-State Debt Pay down	2017	2018	2019	2020	2021
FFO	24	24	24	24	24
Debt	88	64	40	16	-8

EV (8.5x FFO)	204	204	204	204	204
Debt	88	64	40	16	-8
MC	116	140	164	188	212
Shares	6.5	6.5	6.5	6.5	6.5
Price per share	$17.96	$21.68	$25.39	$29.11	$32.82

Point 4: Value to Strategic Buyer
We believe that Diversicare would be an attractive target for companies such as National HealthCare (NHC) and Ensign (ENSG) who are primarily focused in skilled nursing. NHC composition of skilled nursing beds is 90% while Ensign’s is 80%. For example, NHC could achieve considerable synergistic scale while reducing public company costs and fixed corporate overhead by at least $5-10 million annually. If NHC were to acquire Diversicare, NHC’s revenue could increase by 50% and EBITDA by over 30% with minimal synergies. A purchase price of $18 per share for Diversicare would represent less than 22% of NHC’s enterprise value. Similarly, by purchasing Diversicare at $18 per share, Ensign could increase their revenue by 30% and EBITDA by 15% and acquire Diversicare for less than 15% of their current enterprise value .

Point 5: Dividend Case Study
Over the last three years, approximately 600 companies with market capitalizations between $10 million and $5 billion have increased their dividend payouts.

1.  Over the last three years, the 600 companies that increased their dividends, saw their stock price increase by 43% vs. 30% for the relevant IWM index.

2.  Companies that increased their dividend by 40%or more saw their stock price increase on average by 53%.

3.  Companies that increased their dividend by 100% or more, saw their stock price increase on average by 67% (this excluded a retail stock BBBY, including BBBY the returns were +57%).

Clearly increasing dividends has shown to be an extremely effective tool that resonates with shareholders. On average, companies that increased their dividends, significantly outperformed the Russell 2000 index.

Conclusion
To conclude, we believe our suggestion to increase the annual dividend to $1.00 per share A) provides for a clear path forward and is readily executable, B) will contribute in closing the wide gap between current market prices and fair value, C) will help increase underlying trading volumes so that the company can enjoy the benefits of being publicly traded and D) achieves a balanced and fair outcome for all parties involved, including the company, shareholders, customers, and employees.

The American Way – Al Angrisani

In summary, I am frequently criticized for my strict—almost religious—adherence to the belief that the Board, management team and employees all work for the shareholders and that the shareholders MUST make money on their risk capital before we share in the fruits of our labor or equity appreciation in the company. After all, the fundamental truth of capitalism is that risk capital must be rewarded, or capitalism will cease to be capitalism because the investor will stop investing.

Sincerely,

John H. Lewis

CERTAIN FACTUAL AND STATISTICAL (BOTH HISTORICAL AND PROJECTED) INDUSTRY AND MARKET DATA AND OTHER INFORMATION CONTAINED HEREIN WAS OBTAINED BY OSMIUM PARTNERS FROM INDEPENDENT, THIRD-PARTY SOURCES THAT IT DEEMS TO BE RELIABLE. HOWEVER, OSMIUM HAS NOT INDEPENDENTLY VERIFIED ANY OF SUCH DATA OR OTHER INFORMATION, OR THE REASONABLENESS OF THE ASSUMPTIONS UPON WHICH SUCH DATA AND OTHER INFORMATION WAS BASED, AND THERE CAN BE NO ASSURANCE AS TO THE ACCURACY OF SUCH DATA AND OTHER INFORMATION. FURTHER, MANY OF THE STATEMENTS AND ASSERTIONS CONTAINED HEREIN REFLECT THE BELIEF OF OSMIUM, WHICH BELIEF MAY BE BASED IN WHOLE OR IN PART ON SUCH DATA AND OTHER INFORMATION. OSMIUM RECOGNIZES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION IN THE POSSESSION OF THE COMPANIES DISCUSSED IN THIS LETTER THAT COULD LEAD THESE COMPANIES OR OTHERS TO DISAGREE WITH OSMIUM’S CONCLUSIONS.

In addition, Osmium realizes that Diversicare might be a party to agreements, including a fixed coverage ratio agreement entered into on June 30th 2017, that might prohibit it from increasing dividends without obtaining a waiver. However, we believe that such waivers are readily achievable. Both NHC and ENSG examples are presented for illustrative purposes only. To date, we have not had dialogue with either company. All conclusions are Osmium estimates of what we believe to be fair value for Diversicare’s common stock.

About Osmium Partners
Over the last 15 years, Osmium has specialized in investing in small public companies with an intense focus on maximizing long term shareholder value. Since 2013, Osmium has appointed 12 directors to four public companies. Osmium’s Managing Partner John H. Lewis brings five years of combined experience serving on publicly traded companies in capacities ranging from the Audit, Compensation, Nominating, M&A, and Risk committees. Osmium has also asserted our shareholder rights when we think shareholders are being taking advantage of. In 2013, we waged a proxy battle for four out six seats winning one of the highest affirmative vote counts in a proxy contest with nearly 90% of shareholders support. Finally, we have fought against opportunistic go-private transactions including waging in an Appraisal Rights case as well as filing twelve 13D filings. We have also been involved in over 20 of our portfolio companies go-private or sold to a strategic buyer.